NEWS RELEASE

Application Filed for Limestone Quarry

CALGARY, October 3, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), Industrial Mineral Division announces that it has formally filed an application with Alberta Environment for approval to develop a limestone quarry on its Athabasca mineral property. A disclosure document outlining the scope of the project and the proposed development sequence has been filed with Alberta Environment and will be made available on the Corporation's website following review by Alberta Environment, which is expected by October 15, 2002. Under regulations of the Alberta Environmental Protection and Enhancement Act, the proposed quarry is designated a "mandatory activity," necessitating the submission of an environmental impact assessment ("EIA") report. Birch Mountain will prepare and file an EIA report in accordance with the terms of reference to be issued by Alberta Environment in the near future.

Birch Mountain has undertaken a preliminary geological appraisal of the proposed limestone quarry. The location of the proposed quarry, within Township 94, Range 10W4, is central to current and future oil sands projects. Access to the proposed quarry is by existing roadways; no new bridges or water crossings are required. The preliminary geological appraisal is available on the Corporation's website and on the Sedar website (given below).

Based on the preliminary geological appraisal, Birch Mountain estimates that the total quantity of limestone in place is 118.9 to 135.7 million tonnes with little or no overburden. This estimate of limestone quantity is made under Section 2.3, subsection 2(a), of National Instrument 43-101 of the Canadian Securities Administrators and is conceptual in nature. There has been insufficient exploration to define a limestone resource at the site of the proposed quarry and it is uncertain if further exploration will result in the delineation of a limestone resource.

Birch Mountain believes that the timing is ideal for the development of a limestone quarry in the Fort McMurray region. The Alberta government's 1996 Integrated Resource Plan noted that gravel deposits in the Fort McMurray region are scarce and existing supplies of aggregate are limited, placing constraints on the construction of buildings and infrastructure. The region has undergone unprecedented development in the past six years, with significant demand on the limited aggregate resources. Since 1996, some $26 billion worth of oil sands projects have been built or received regulatory approval and expenditures of $86 billion are proposed over the next ten years. As well, four of ten major highway construction projects announced by the Alberta government are planned for the Fort McMurray region. Birch Mountain is an active participant in the Aggregate Management Committee of the Regional Issues Working Group, which currently is studying aggregate inventories and future requirements in the Fort McMurray region.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.